October 2, 2013

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Northwest Natural Gas Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 7, 2013
File No. 1-15973

Dear Mr. Allegretto:

Northwest Natural Gas Company (“NW Natural”) acknowledges receipt of your letter of September 19, 2013 commenting on the above-referenced filing.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff's comments is included in bold and is followed by our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data, page 51
Notes to Consolidated Financial Statements, page 59

1.
The Gill Ranch underground natural gas storage facility appears to be a jointly owned facility. If so, please tell us your consideration of providing the disclosures at ASC 980-360-S99-1. If not, please explain the arrangement with Pacific Gas and Electric Company in further detail and tell us how your interest in the facility is reflected in the financial statements including your basis in GAAP for the presentation.

Response: The Gill Ranch underground natural gas storage facility is jointly owned by Gill Ranch Storage, LLC (Gill Ranch), a wholly-owned subsidiary within the NW Natural (the Company) consolidated group of subsidiaries, and Pacific Gas and Electric Company (PG&E), a non-affiliate of NW Natural. Pursuant to the joint partnership agreement, Gill Ranch owns a 75% undivided interest in the facility, and PG&E owns a 25% undivided interest. Gill Ranch is regulated by the California Public Utilities Commission. We consolidate the assets, liabilities, revenues and expenses of Gill Ranch in the consolidated financial statements of NW Natural. Gill Ranch revenues are primarily derived from the following sources: (1) bundled firm storage services under which customers contract to store a designated amount of gas in the facility on a firm basis; (2) bundled interruptible storage services under which customers contract to store a designated amount of gas in the facility on an interruptible basis, (3) park and loan services under which customers can contract for lowest priority interruptible storage services subject to available capacity and use of gas subject to certain creditworthiness requirements; and (4) asset management services where we contract with an independent energy marketing company to manage our unused storage capacity. Gill Ranch and PG&E do not share in revenues from the facility; rather each company derives its revenue from the facility based on its own usage and its share of the facility. We considered the guidance in ASC 980-360-S99-1 and concluded the substance of the required disclosures were covered in Note 4 and Note 10 of our 2012 Form 10-K. Gill Ranch is accounted for in the Company's gas storage segment, which represented 10% of consolidated total assets and less than 8% of consolidated operating revenues and net income as of December 31, 2012. Of the gas storage segment’s totals, Gill Ranch represented over 75% of its total assets, and less than 50% of its operating revenues and net income. Our disclosures in Note 4 provide information regarding the interest in the joint plant and the relationship with PG&E, and Note 10 provides the gas storage property, plant, and equipment balances in the non-utility category, with Gill Ranch representing 99% of non-utility property, plant and equipment. We believe we have provided the appropriate level of disclosure in our 2012 Form 10-K when considering the magnitude of Gill Ranch to the Company’s total consolidated business.

In future filings, we would propose to strengthen the disclosures by adding such wording as the following italicized sentence to Note 4 to clarify how Gill Ranch finances the facility:

Gill Ranch Gas Storage Facility
Gill Ranch has a joint project agreement with Pacific Gas and Electric Company (PG&E) to own and operate the Gill Ranch underground natural gas storage facility near Fresno, California. Gill Ranch has a 75% undivided ownership interest in the facility and is also the operator of the facility, which offers storage services to the California market at market-based rates, subject to CPUC regulation including, but not limited to, service terms and conditions and tariff regulations. Although this is a jointly owned property, each owner is independently responsible for financing its share of the Gill Ranch natural gas storage facility.

Note 2. Significant Accounting Policies Update, page 59

2.
Please explain why the regulatory assets titled Income tax asset in the table on page 60 do not agree to the deferred tax liabilities titled Regulatory income tax assets in the last table on page 78. As background, you may want to explain to us the relationship between the two amounts.

Response: The regulatory income tax asset referred to in Note 2 on page 60 and the regulatory income tax assets in Note 9 on page 78 of our 2012 Form 10-K represent the same amounts. The regulatory asset table on page 60 includes income tax assets in both current ($4.4 million in the line item titled “Other”) and non-current ($55.9 million) regulatory assets. The regulatory table on page 78 does not separate deferred tax liabilities into current and non-current, and as such the combined current and non-current amounts in the regulatory asset table on page 60 equals the line item Regulatory income tax assets in the amount of $60.3 million presented on page 78. The current portion of the regulatory tax asset is not separately disclosed on page 60 on the basis of immateriality; however, we will continue to assess the materiality of this amount in the future and will begin disclosing it as necessary in future periods.

The regulatory asset reflects the amount of deferred taxes not collected from customers prior to 1981 due to flow-through regulatory accounting, grossed up for income taxes. The regulatory asset is amortized over time to reduce the impact on a specific generation of customers that would otherwise occur if previously uncollected deferred taxes were charged to current customers.

Note 7. Debt, page 69
Short-Term Debt, page 69

3.
Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions given the credit agreement's requirement to maintain a consolidated indebtedness to total capitalization ratio of 70% or less. Please also tell us your consideration of describing any other significant restrictions, if they exist, on the payment of dividends, indicating their sources, pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Finally, please confirm that the utility gas distribution assets and operations are located at the parent level.

Response: NW Natural does not have any significant restrictions, contractual or otherwise, on the payment of dividends.

We have considered our restrictions with respect to the debt to total capitalization ratio (debt ratio) in our credit agreement and have concluded the debt ratio was not a significant restriction on payment of dividends as the covenant does not place a direct restriction on dividends, retained earnings, or net income. As disclosed in our Form 10-K, NW Natural was in compliance with the debt ratio at year-end 2012, which requires the Company to maintain its debt ratio below 70% at December 31, 2012. Additional disclosure regarding the debt ratio covenant has not been provided due to the fact our actual debt ratio is well below the 70% threshold (debt ratio at December 31, 2012 was 54.6%). As disclosed in Note 7, if the debt ratio were to exceed the financial covenant, the lenders under the credit agreement would be allowed to accelerate the maturity of all amounts outstanding. We are not currently, and have not historically, drawn on our credit facility. This credit facility is used as a liquidity facility to back-up our commercial paper financing program. In summary, if we were to default under the credit agreement, while our commercial paper debt ratings may be downgraded, there would be no explicit restriction on our ability to continue issuing commercial paper or paying dividends.

In addition, we confirm all utility assets are located at the parent level.

Note 15. Environmental Matters, page 83
Portland Harbor Site, page 83
Other Portland Harbor, page 84

4.	Please tell us your consideration of disclosing the high end of the range of the potential liability. Refer to ASC 450-20-50-4b.

Response: We evaluate our assessment for each site quarterly and where we conclude the high end of a range of loss cannot be estimated we disclose the nature of the possible loss. The statement, "...in some cases, we may not be able to reasonably estimate the high end of the range of possible loss" in the first paragraph of Note 15 was intended to cover all sites that did not disclose a range of loss.

Specifically, the Other Portland Harbor subsection relates to our natural resource damages exposure for which a high end of the range of loss is not estimable at this time. In 2008 we signed a cooperative agreement with the Portland Harbor Natural Resource Trustee Council to participate in a phased natural resource damage (NRD) assessment. At this time, the parties have not obtained any objective data regarding NRD that would allow us to reasonably estimate the range. When completed, the NRD assessment is intended to identify the information necessary to estimate further liabilities to support an early restoration-based settlement for natural resource damage claims. These claims must be allocated among more than 100 potentially responsible parties, including us, for the overall Portland Harbor superfund site. As such, neither the allocation of or actual range of costs for NRD damages is estimable at this time.

We agree that making specific reference in the section “Other Portland Harbor” that the high end of the range is not estimable at this time might add some level of transparency based on staff’s comment above. Therefore, in future filings we would propose to include the following italicized wording as additional disclosure in our Other Portland Harbor site discussion in Note 15:

Other Portland Harbor. NW Natural incurs costs related to its membership in the LWG which is performing the RI/FS for EPA. NW Natural also incurs costs related to natural resource damages. In 2008, the Portland Harbor Natural Resource Trustee Council advised a number of potentially responsible parties that it intended to pursue natural resource damage claims at the Portland Harbor Superfund site. The Company and other parties have signed a cooperative agreement with the Natural Resource Trustees to participate in a phased natural resource damage assessment to estimate liabilities to support an early restoration-based settlement of natural resource damage claims. We have accrued a liability for these claims which is at the low end of the range of the potential liability and the high end of the range cannot be reasonably estimated. This liability is not included in the range of costs provided in the draft financial statements for the Portland Harbor.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Part I. Financial Information, page 1
Item 1. Consolidated Financial Statements, page 2
Notes to Consolidated Financial Statements, page 6
Note 14. Revision to Prior Period Financial Statements, page 19

5.
In light of the restatement of fiscal 2012 and 2011 financial statements, please tell us what restatement specific disclosure and presentation you plan to provide in your Form 10-K for the fiscal year ended December 31, 2013. Please also tell us whether your auditors plan to make reference to the correction in their auditors' report.

Response: During the first quarter of 2013, we identified an error in the rate used to calculate interest on certain regulatory assets. We assessed the materiality of this error on prior period financial statements and concluded it was not material to any individual prior annual or interim periods (error impact as a percentage of net income before tax: 1.7% for 2012; 1.3% for 2011; 0.9% for 2010) and thus, the error did not result in a restatement; however, the cumulative impact of the correction would have been material to the interim period ending March 31, 2013 (error impact as percentage of net income before tax: 9.5% for Q1 2013), if corrected in 2013. As a result, we revised our prior period financial statements and provided the appropriate revision disclosures in Notes 1 and 14 of our 2013 first quarter Form 10-Q. This disclosure was carried forward to the second quarter 2013 Form 10-Q and the appropriate periods will remain disclosed in our third quarter Form 10-Q and 2013 Form 10-K.

We do not believe our 2013 auditors’ report will include any reference to this revision, as the error was determined to be immaterial to all prior periods and our auditors did not conclude that reliance should no longer be placed on their prior reports.

Planned Form 10-K disclosure for reference:

14. REVISION OF PRIOR PERIOD FINANCIAL STATEMENTS
During the first quarter of 2013, we identified an error in the rate used to calculate interest on certain regulatory assets. Accounting standards allow for the capitalization of all or part of an incurred cost that would otherwise be charged to expense if the regulator provides orders that create probable recovery of past costs through future revenues. Historically we had accrued interest as specified by regulatory order on certain regulatory balances at our authorized rate of return (ROR). This ROR includes both a debt and equity component, which we are allowed to recover from customers in the form of a carrying cost on regulatory deferred account balances. As the equity component of our ROR is not an incurred cost that would otherwise be charged to expense, this portion of the carrying cost should not have been capitalized for financial reporting purposes.

We assessed the materiality of this error on prior period financial statements and concluded it was not material to any prior annual or interim periods; however, the cumulative impact would have been material to the interim period ending March 31, 2013, if corrected in 2013. As a result, in accordance with accounting standards, we revised our prior period financial statements as described below to correct for this error. The revision had no effect on reported cash flows.

The adjustment impacted years 2003 through 2012 with a cumulative pre-tax decrease over that period of $5.6 million to regulatory assets and other income and expense. The revision decreased net income by $1.1 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively. The cumulative decrease to January 1, 2011 retained earnings was $1.4 million as a result of the revision.

The following table presents the income statement impacts of this revision for the years ended December 31:

	2012			2011
In thousands, except per share data	Reported Balance	Adjustment	Adjusted Balance	Reported Balance	Adjustment	Adjusted Balance
Other income and expense, net	$4,936	$(1,777)	$3,159	$4,523	$(1,411)	$3,112
Income before income taxes	103,959	(1,777)	102,182	107,280	(1,411)	105,869
Income tax expense	44,104	(701)	43,403	43,382	(557)	42,825
Net Income	59,855	(1,076)	58,779	63,898	(854)	63,044
Comprehensive income	58,364	(1,076)	57,288	62,702	(854)	61,848
Basic EPS	2.23	(0.04)	2.19	2.39	(0.03)	2.36
Diluted EPS	2.22	(0.04)	2.18	2.39	(0.03)	2.36

The following table presents the balance sheet impacts of this revision as of December 31:

	2012			2011
In thousands	Reported Balance	Adjustment	Adjusted Balance	Reported Balance	Adjustment	Adjusted Balance
Non-current assets:
Regulatory assets	$387,888	$(5,633)	$382,255	$371,392	$(3,856)	$367,536
Total non-current assets	2,535,054	(5,633)	2,529,421	2,397,885	(3,856)	2,394,029
Total assets	2,818,753	(5,633)	2,813,120	2,746,574	(3,856)	2,742,718
Liabilities and equity:
Deferred credits and other non-current liabilities:
Deferred tax liabilities	$446,604	$(2,227)	$444,377	$413,209	$(1,526)	$411,683
Total deferred credits and other non-current liabilities	1,025,584	(2,227)	1,023,357	975,922	(1,526)	974,396
Equity:
Retained earnings	385,753	(3,406)	382,347	373,905	(2,330)	371,575
Total equity	733,033	(3,406)	729,627	714,488	(2,330)	712,158
Total liabilities and equity	2,818,753	(5,633)	2,813,120	2,746,574	(3,856)	2,742,718

The following tables present the income statement and balance sheet corrections for the following quarters:

	2012
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
In thousands, except per share data	Reported Balance	Adjusted Balance	Reported Balance	Adjusted Balance	Reported Balance	Adjusted Balance	Reported Balance	Adjusted Balance
Other income and expense, net	$1,005	$472	$921	$620	$1,710	$1,180	$1,300	$887
Income (loss) before income taxes	68,480	67,947	2,296	1,995	(13,594)	(14,124)	46,777	46,364
Income tax expense (benefit)	27,873	27,663	887	768	(3,036)	(3,245)	18,380	18,217
Net income (loss)	40,607	40,284	1,409	1,227	(10,558)	(10,879)	28,397	28,147
Comprehensive income (loss)	40,773	40,450	1,575	1,393	(10,391)	(10,712)	26,407	26,157
Basic EPS	1.52	1.50	0.05	0.05	(0.39)	(0.41)	1.06	1.05
Diluted EPS	1.51	1.50	0.05	0.05	(0.39)	(0.41)	1.05	1.04

Non-current assets:
Regulatory assets	$368,521	$364,132	$366,981	$362,290	$367,692	$362,472	$387,888	$382,255
Total non-current assets	2,416,372	2,411,983	2,448,359	2,443,668	2,492,467	2,487,247	2,535,054	2,529,421
Total assets	2,727,262	2,722,873	2,635,141	2,630,450	2,690,368	2,685,148	2,818,753	2,813,120
Liabilities and equity:
Deferred credits and other non-current liabilities:
Deferred tax liabilities	$438,486	$436,750	$440,073	$438,217	$430,885	$428,821	$446,604	$444,377
Total deferred credits and other non-current liabilities	999,028	997,292	991,007	989,151	985,729	983,665	1,025,584	1,023,357
Equity:
Retained earnings	402,599	399,946	392,082	389,247	369,584	366,428	385,753	382,347
Total equity	745,971	743,318	737,570	734,735	717,559	714,403	733,033	729,627
Total liabilities and equity	2,727,262	2,722,873	2,635,141	2,630,450	2,690,368	2,685,148	2,818,753	2,813,120

	2011
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
In thousands, except per share data	Reported Balance	Adjusted Balance	Reported Balance	Adjusted Balance	Reported Balance	Adjusted Balance	Reported Balance	Adjusted Balance
Other income and expense, net	$1,214	$1,291	$1,122	$779	$1,781	$1,426	$406	$(384)
Income (loss) before income taxes	68,627	68,704	3,509	3,166	(14,012)	(14,367)	49,156	48,366
Income tax expense (benefit)	27,854	27,884	1,316	1,181	(5,700)	(5,840)	19,912	19,600
Net income (loss)	40,773	40,820	2,193	1,985	(8,312)	(8,527)	29,244	28,766
Comprehensive income (loss)	40,919	40,966	2,339	2,131	(8,166)	(8,381)	27,610	27,132
Basic EPS	1.53	1.53	0.08	0.07	(0.31)	(0.32)	1.09	1.08
Diluted EPS	1.53	1.53	0.08	0.07	(0.31)	(0.32)	1.09	1.07

Non-current assets:
Regulatory assets	$345,452	$343,085	$326,081	$323,371	$328,757	$325,692	$371,392	$367,536
Total non-current assets	2,290,848	2,288,481	2,294,100	2,291,390	2,317,293	2,314,228	2,397,885	2,394,029
Total assets	2,571,553	2,569,186	2,521,994	2,519,284	2,567,840	2,564,775	2,746,574	2,742,718
Liabilities and equity:
Deferred credits and other non-current liabilities:
Deferred tax liabilities	$396,357	$395,419	$398,825	$397,751	$394,217	$393,003	$413,209	$411,683
Total deferred credits and other non-current liabilities	873,714	872,776	874,842	873,768	866,927	865,713	975,922	974,396
Equity:
Retained earnings	385,899	384,470	376,489	374,853	356,574	354,723	373,905	371,575
Total equity	723,228	721,799	714,628	712,992	696,605	694,754	714,488	712,158
Total liabilities and equity	2,571,553	2,569,186	2,521,994	2,519,284	2,567,840	2,564,775	2,746,574	2,742,718

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (503) 220-2345.

Sincerely,

NORTHWEST NATURAL GAS COMPANY
By:	/s/ Stephen P. Feltz
Stephen P. Feltz
Senior Vice President and Chief Financial Officer

cc:    Adam Phippen, Staff Accountant
MardiLyn Saathoff, Vice President and Corporate Secretary
John T. Hood, Morgan, Lewis & Bockius LLP
Roger Mills, PricewaterhouseCoopers LLP